PROSPECTUS SUPPLEMENT No. 5	Filed Pursuant to Rule 424(b)(3)
DATED NOVEMBER 16, 2012	Registration No. 333-169535
(To Prospectus dated August 23, 2012)
Cole Real Estate Income Strategy (Daily NAV), Inc.
Quarter-end NAV Disclosure

The table below provides the components of our net asset value (“NAV”), as determined by State Street Bank and Trust Company, our fund accountant (“State Street”), and the computation of NAV per share as of September 30, 2012 and June 30, 2012. Our NAV per share is posted daily on our website at https://www.colecapital.com/cole-income-nav-strategy/daily-nav. Our NAV is not prepared in accordance with Generally Accepted Accounting Principles (“GAAP”). Investors should refer to our financial statements and accompanying footnotes and disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, in the accompanying prospectus, as supplemented, for our net book value on a per share basis in accordance with GAAP, which is our stockholders’ equity divided by shares outstanding as of the date of measurement. Our NAV is calculated using a detailed set of valuation methodologies, as described under the heading “Valuation Policies” in the accompanying prospectus, as supplemented.(1) When the fair value of our assets and liabilities is calculated for the purposes of determining our NAV per share, the calculation is done using the fair value methodologies detailed within the FASB Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures.(2) Our NAV is not audited or reviewed by our independent registered public accounting firm.

As of
September 30, 2012
(unaudited)
Newly Acquired Real Estate Properties (3)	$—
Operating Real Estate Properties (4)	31,780,000
Total Real Estate Properties	31,780,000
Real Estate Related Securities and Real Estate Related Assets	—
Acquisition Expenses and Deferred Financing Costs	751,177
Cash, Marketable Securities and Other Assets	787,617
Total Assets	33,318,794
Newly Incurred Debt (5)	—
Outstanding Debt (6)	21,440,300
Accrued Liabilities	371,277
Total Liabilities	21,811,577
NAV	$11,507,217
Number of Shares of Common Stock Issued and Outstanding	727,613
NAV Per Share (7)	$15.82

As of
June 30, 2012
(unaudited)
Newly Acquired Real Estate Properties (3)	$—
Operating Real Estate Properties (4)	31,650,000
Total Real Estate Properties	31,650,000
Real Estate Related Securities and Real Estate Related Assets	—
Acquisition Expenses and Deferred Financing Costs	724,167
Cash and Other Short Term Assets	392,065
Total Assets	32,766,232
Newly Incurred Debt (5)	—
Outstanding Debt (6)	21,440,300
Accrued Liabilities	532,047
Total Liabilities	21,972,347
NAV	$10,793,885
Number of Shares of Common Stock Issued and Outstanding	685,463
NAV Per Share (7)	$15.75

(1)
Our valuation policies, which address specifically each category of our assets and liabilities and are applied separately from the preparation of our financial statements in accordance with GAAP, involve adjustments from historical cost. There are certain factors which cause NAV to be different from net book value on a GAAP basis. For NAV purposes, our real estate properties and real estate related liabilities are valued by CBRE, Inc. (“CBRE”), our independent valuation expert, on a rolling quarterly basis once the investment or liability has been held for one full calendar quarter. CBRE does not prepare and is not responsible for our NAV or our daily NAV per share. For GAAP purposes, these assets and liabilities are generally recorded at depreciated or amortized cost. Other factors, including straight-lining of rent for GAAP purposes and the treatment of acquisition related expenses and organization and offering costs, will cause our GAAP net book value to be different from our NAV.

(2)
No rule or regulation mandates the manner for calculating NAV. While our NAV calculation methodologies are consistent with standard industry practices for valuing private real estate funds, they involve significant professional judgment in the application of both observable and unobservable attributes, and there is no established practice among publicly-offered REITs, listed or unlisted, for calculating NAV. As a result, our methodologies or assumptions may differ from other REITs’ methodologies or assumptions.

(3)
This amount represents the estimated value of our newly acquired real estate properties, which are valued at cost until the investment has been held for one full calendar quarter following the quarter of acquisition, and thereafter will be valued by our independent valuation expert.

(4)
This amount represents the sum of the estimated values of each of our operating real estate properties, excluding newly acquired real estate properties which are valued at cost until the investment has been held for one full calendar quarter following the quarter of acquisition, contained in the individual property appraisal reports provided by CBRE. After a property valuation is performed by CBRE, it provides its appraisal report to us and to State Street, and State Street adds all the property values from all of the appraisal reports it has received from CBRE to arrive at the total estimated value of our operating real estate properties. CBRE does not prepare, and is not responsible for, our daily NAV per share or for calculating the total estimated value of our operating real estate properties.

(5)
This amount represents the estimated value of our newly incurred real estate-related liabilities, which are valued at cost until the loan has been outstanding for one full calendar quarter following the quarter we enter into the loan, and thereafter will be valued by CBRE.

(6)
This amount represents the estimated value of our commercial real estate-related liabilities contained in the fair value analysis provided by CBRE. After a loan valuation is performed by CBRE, it provides its fair value analysis to us and State Street, who compiles the estimated value of our real estate-related liabilities. CBRE does not prepare, and is not responsible for, our daily NAV per share or for calculating the total estimated value of our debt.

(7)
See “Risk Factors” in the accompanying prospectus, as supplemented, for the limitations and risks associated with our NAV per share, including the risk that the components of NAV and the methodologies used by us and State Street in the discharge of our or their respective responsibilities in connection with it may differ from those used by other companies now or in the future.

In the preparation of individual appraisal reports, CBRE primarily applied an income capitalization approach and relied on modeling assumptions to estimate the value of our operating real estate properties. Key assumptions, as of September 30, 2012, which vary from property to property, market to market and period to period, include capitalization rates (ranging from 6.75% to 8.00%), annual market rent growth rates (ranging from 2.50% to 3.00%), and a ten-year holding period. Changes in these assumptions would impact the calculation of the value of our real estate assets.  For example, assuming all other factors remain unchanged, our advisor has calculated that a reduction in the implied capitalization rate of 0.25% would cause the total estimated value of our operating real estate properties to increase by $1.1 million in the aggregate. This is only a mathematical illustration and is not intended to qualify the values reflected above. See “Risk Factors” and “Valuation Policies” in the accompanying prospectus for a discussion on the limitations and risks associated with the utilization of judgments and assumptions in valuing our operating real estate properties.

In the preparation of our loan valuation report, CBRE compared our current contract loan terms to market loan terms and calculated the present value of the projected contract payments discounted by a market-based interest rate. Interest rate estimates are based on a variety of factors including the duration of the loan term, loan-to-value ratio, debt coverage ratio requirements, real estate location, as well as other risk-related factors such as the tenants' credit profile. A changed in the estimated interest rate would impact the calculation of the value of our outstanding debt.  For example, assuming all other factors remain unchanged, our advisor has calculated that a reduction in the implied interest rate of 0.25% would cause the total estimated value of our outstanding debt to increase by $129,000 in the aggregate, using a discounted cash flow approach. This is only a mathematical illustration and is not intended to qualify the value reflected above. See “Risk Factors” and “Valuation Policies” in the accompanying prospectus for a discussion on the limitations and risks associated with the utilization of judgments and assumptions in valuing our operating debt.

On December 6, 2011, Cole Holdings Corporation, an affiliate of our sponsor, deposited $10,000,000 for the purchase of shares of common stock at a purchase price of $15.00 per share. As a result, we satisfied the conditions of our escrow agreement and on December 7, 2011, we broke escrow and accepted the investor’s subscription for shares of our common stock in the offering. The following table provides our NAV per share for each quarter following the break of escrow:

Date	NAV Per Share
12/31/2011	$14.99
3/31/2012	$15.00
6/30/2012	$15.75
9/30/2012	$15.82

INAV-SUP-05A

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